April 2007	Filed pursuant to Rule 433 dated March 26, 2007
Relating to Preliminary Pricing Supplement No. 241 dated March 23, 2007 to Registration Statement No. 333-131266

Structured Investments
Opportunities in Equities
Protected Absolute Return Barrier Notes due October 20, 2008
Based on the Value of the PHLX Housing SectorSM Index
Protected Absolute Return Barrier Notes provide principal protection as well as potential appreciation based on the absolute value of the return of the underlying index, but only if the underlying index remains within a specified range at all times during the term of the notes. Consequently, you will receive a positive return whether the value of the underlying index on the index valuation date is higher or lower than the initial index value, as long as the value of the underlying index remains within the specified range at all times.
S U M M AR Y T E R M S
Issuer:	Morgan Stanley
Issue price:	$10 (see “Commissions and issue price” below)
Stated principal amount:	$10
Pricing date:	April , 2007
Original issue date:	April , 2007
Maturity date:	October 20, 2008
Underlying index:	PHLX Housing SectorSM Index (the “Index”)
Payment at maturity:	$10 + supplemental redemption amount (if any)
Maximum payment at maturity:	$12.40-$12.60 (124%-126% of the stated principal amount). The actual maximum payment at maturity will be determined on the pricing date.
Supplemental redemption amount:	• If at all times during the observation period the index value is within the index range, $10 times the absolute index return; or
• If at any time on any day during the observation period the index value is outside the index range, $0.
Observation period:	The period of regular trading hours on each index business day on which there is no market disruption event with respect to the Index, beginning on, and including, the index business day following the pricing date and ending on, and including, the index valuation date.
Index value:	At any time on any day during the observation period, the value of the Index published at such time on such day on Bloomberg page “HGX” or any successor page, or in the case of any successor index, the Bloomberg page or successor page for any such successor index.
Index range:	Any value of the Index that is:
• greater than or equal to: (initial index value x 74%-76%); and
• less than or equal to: (initial index value x 124%–126%)
The actual lower and upper limits of the index range will be determined on the pricing date.
Absolute index return:	Absolute value of: (final index value – initial index value) / initial index value
Initial index value:	The closing value of the Index on the pricing date
Final index value:	The closing value of the Index on the index valuation date
Index valuation date:	October 16, 2008
CUSIP:	61750V337
Listing:	Application will be made to list the notes on the American Stock Exchange LLC under the ticker symbol “HPD”, subject to meeting the listing requirements. We do not expect to announce whether the notes will meet such requirements prior to the pricing of the notes. If accepted for listing, the notes will begin trading the day after the pricing date.
Agent:	Morgan Stanley & Co. Incorporated
Commissions and issue price:		Price to Public(1)	Agent’s Commissions(1)(2)	Proceeds to Company
	Per note:	$10	$0.175	$9.825
	Total:
(1)	The actual price to public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of notes purchased by that investor. The lowest price payable by an investor is $9.925 per security. Please see “Issue price” on page 4 for further details.
(2)	For additional information, see “Supplemental Information Concerning Plan of Distribution” in the accompanying preliminary pricing supplement and “Plan of Distribution” in the accompanying prospectus supplement.

You should read this document together with the preliminary pricing supplement describing this offering, and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below, before you decide to invest.

Preliminary Pricing Supplement No. 241 dated March 23, 2007
 Prospectus Supplement dated January 25, 2006              Prospectus dated January 25, 2006

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Protected Absolute Return Barrier Notes
Based on the Value of the PHLX Housing SectorSM Index

Investment Overview

Protected Absolute Return Barrier Notes

The notes provide principal protection as well as potential appreciation based on the absolute value of the return of the underlying index, subject to a maximum payment at maturity, but the notes will not pay a return above the principal amount unless the underlying index remains within a specified range over the term of the notes. Investors who want to capitalize on either positive or negative movements in the underlying index within the specified range can use the notes to gain such exposure while protecting 100% of their principal at maturity.

PHLX Housing SectorSM Index Overview

The PHLX Housing SectorSM Index, which is calculated, maintained and published by the Philadelphia Stock Exchange, Inc., is a modified capitalization weighted index composed of twenty-one companies whose primary lines of business are directly associated with the United States housing construction market. The PHLX Housing SectorSM Index encompasses residential builders, suppliers of aggregate, lumber and other construction materials, manufactured housing and mortgage insurers.

Information as of market close on March 21, 2007:

Ticker:	HGX
Current Index Closing Value:	231.90
52 Week High Intraday Index Value:	275.56 (on 4/7/06)
52 Week Low Intraday Index Value:	186.82 (on 7/21/06)

PHLX Housing SectorSM Index Historical Performance –
Historical Daily Index Closing Values from July 3, 2002 to March 21, 2007

April 2007	Page 2

Protected Absolute Return Barrier Notes
Based on the Value of the PHLX Housing SectorSM Index

Key Investment Rationale

These Protected Absolute Return Barrier Notes provide principal protection as well as the potential for a return of up to 24%-26% regardless of whether the Index appreciates or depreciates, as long as the Index remains within the index range at all times during the observation period.

Best Case Scenario

The index value remains within the index range at all times during the observation period and investors receive $10 times the absolute index return, subject to the maximum payment at maturity of $12.40-$12.60 (124%-126%) per note. At maturity, investors will maximize their returns if, on the index valuation date, the absolute index return is 24%-26% and the Index has remained within the index range at all times during the observation period.

Worst Case Scenario

The index value is outside the index range at any time on any day during the observation period and investors only receive the principal amount of their investment at maturity. The notes are 100% principal protected.

Summary of Selected Key Risks (see page 8)

■	Structure Related Risks
	o	No interest payments
	o	No guaranteed supplemental redemption amount
	o	Appreciation potential is limited
	o	Market value of notes may decline
■	Index Related Risks
	o	Adjustments to the Index could adversely affect the value of the notes
■	Secondary Market Related Risks
	o	Market price of the notes will be influenced by many unpredictable factors
	o	Secondary trading may be limited
	o	Inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices
	o	Hedging and trading activity could potentially affect the value of the notes
■	Other Risks
	o	Economic interests of the calculation agent may be potentially adverse to investor interests
	o	Investing in the notes is not equivalent to investing in the Index
	o	Issuer credit risk
	o	U.S. federal income tax consequences of an investment in the notes

April 2007	Page 3

Protected Absolute Return Barrier Notes
Based on the Value of the PHLX Housing SectorSM Index

Fact Sheet

The notes offered are senior unsecured obligations of Morgan Stanley, will pay no interest and have the terms described in the preliminary pricing supplement, the prospectus supplement and the prospectus. At maturity, an investor will receive for each $10 stated principal amount of notes that the investor holds, the $10 stated principal amount and a return, if any, based on the absolute value of the return of the Index and on whether the Index has remained within the index range at all times during the observation period.

Expected Key Dates
Pricing date:	Original issue date (settlement date):	Maturity date:
April , 2007	April , 2007 (5 business days after the pricing date)	October 20, 2008, subject to postponement due to certain market disruption events
Key Terms
Issuer:	Morgan Stanley
Underlying index:	PHLX Housing SectorSM Index (the “Index”)
Issue price:	$10 per note.
The notes will be issued at $10 per note and the agent’s commissions will be $0.175 per note; provided that the price to public and the agent's commissions for any single transaction to purchase between $1,000,000 to $2,999,999 principal amount of notes will be $9.9625 per note and $0.1375 per note, respectively, for any single transaction to purchase between $3,000,000 to $4,999,999 principal amount of notes will be $9.94375 per note and $0.11875 per note, respectively, and for any single transaction to purchase $5,000,000 or more principal amount of notes will be $9.925 per note and $0.10 per note, respectively. Selling concessions allowed to dealers in connection with the offering may be reclaimed by the agent, if, within 30 days of the offering, the agent repurchases the notes distributed by such dealers.
Stated principal amount:	$10 per note
Denominations:	$10 and integral multiples thereof
Interest:	None
Payment at maturity:	$10 stated principal amount plus the supplemental redemption amount (if any)
Supplemental redemption amount:	•	If at all times during the observation period the index value is within the index range, $10 times the absolute index return; or
	•	If at any time on any day during the observation period the index value is outside the index range, $0.
Observation period:	The period of regular trading hours on each index business day on which there is no market disruption event with respect to the Index, beginning on, and including, the index business day following the pricing date and ending on, and including, the index valuation date.
Index value:	At any time on any day during the observation period, the value of the Index published at such time on such day on Bloomberg page “HGX” or any successor page, or in the case of any successor index, the Bloomberg page or successor page for any such successor index.
Index range:	Any value of the Index that is:
greater than or equal to: (initial index value x 74%-76%); and less than or equal to: (initial index value x 124%–126%)
The actual lower and upper limits will be determined on the pricing date.
Absolute index return:	Absolute value of: (final index value – initial index value) / initial index value
Initial index value:	The closing value of the Index on the pricing date
Final index value:	The closing value of the Index on the index valuation date
Index valuation date:	October 16, 2008
Postponement of maturity date:	If, due to a market disruption event or otherwise, the index valuation date is postponed so that it falls less than two scheduled business days prior to the scheduled maturity date, the maturity date will be the second scheduled business day following the index valuation date as postponed.
Risk factors:	Please see “Risk Factors” on page 8.

April 2007	Page 4

Protected Absolute Return Barrier Notes
Based on the Value of the PHLX Housing SectorSM Index

General Information
Listing:

Application will be made to list the notes on the American Stock Exchange LLC (the “AMEX”) under the ticker symbol “HPD”, subject to meeting the listing requirements. We do not expect to announce whether the notes will meet such requirements prior to the pricing of the notes. If accepted for listing, the notes will begin trading the day after the pricing date.

CUSIP:	61750V337
Minimum ticketing size:	100 notes
Tax consideration:

The notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Taxation — Tax Consequences to U.S. Holders — Notes — Optionally Exchangeable Notes.” Under this treatment, if you are a U.S. taxable investor, you will generally be subject to annual income tax based on the “comparable yield” (as defined in the accompanying prospectus supplement) of the notes, even though no stated interest is payable on the notes. In addition, any gain recognized by U.S. taxable investors on the sale or exchange, or at maturity, of the notes generally will be treated as ordinary income. If the notes were priced on March 22, 2007, the “comparable yield” would be a rate of 5.0366% per annum compounded semi-annually; however, the final comparable yield will be determined on the pricing date and may be different than the comparable yield set forth above. Based on the comparable yield set forth above, the “projected payment schedule” for a note (assuming an issue price of $10) consists of a projected amount equal to $10.7612 due at maturity. The actual comparable yield and the projected payment schedule of the notes will be updated in the final pricing supplement. You should read the discussion under “Description of Notes — United States Federal Income Taxation” in the accompanying preliminary pricing supplement concerning the U.S. federal income tax consequences of investing in the notes.

The comparable yield and the projected payment schedule are not provided for any purpose other than the determination of U.S. Holders’ accruals of OID and adjustments in respect of the notes, and we make no representation regarding the actual amounts of payments that will be made on a note.

If you are a non-U.S. investor, please also read the section of the accompanying preliminary pricing supplement called “Description of Notes — United States Federal Income Taxation — Non-U.S. Holders.” You should note in particular the discussion regarding the possibility of withholding.

You are urged to consult your own tax advisors regarding all aspects of the U.S. federal income tax consequences of investing in the notes as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Trustee:	The Bank of New York (as successor Trustee to JPMorgan Chase Bank, N.A.)
Calculation agent:	Morgan Stanley & Co. Incorporated (“MS & Co.”)
Use of proceeds and hedging:

The net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, in connection with hedging our obligations under the notes through one or more of our subsidiaries.

On or prior to the pricing date, we, through our subsidiaries or others, expect to hedge our anticipated exposure in connection with the notes by taking positions in the component stocks of the Index, in futures or options contracts on the Index or on any component stocks of the Index listed on major securities markets or positions in any other available securities or instruments that we may wish to use in connection with such hedging. We cannot give any assurance that our hedging activity will not affect the value of the Index and, therefore, such activity may adversely affect the value of the notes or the payment you will receive at maturity. For further information, see “Use of Proceeds and Hedging” in the accompanying preliminary pricing supplement.

ERISA:	See “ERISA Matters for Pension Plans and Insurance Companies” in the accompanying preliminary pricing supplement.
Contact:	You may contact your local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York, 10036 (telephone number (866) 477-4776 / (914) 225 7000)

This offering summary represents a summary of the terms and conditions of the notes. We encourage you to read the preliminary pricing supplement, prospectus supplement and prospectus related to this offering which can be accessed via the hyperlinks on the front page of this document.

April 2007	Page 5

Protected Absolute Return Barrier Notes
Based on the Value of the PHLX Housing SectorSM Index

How the Protected Absolute Return Barrier Notes Work

The table below illustrates the payment at maturity (including, where relevant, the payment of the supplemental redemption amount) for a $10 stated principal amount note for a hypothetical range of performance of the index return from -100% to +100% and assumes a hypothetical initial index value of 200 and a hypothetical index range which includes all index values greater than or equal to the hypothetical initial index value times 75% and less than or equal to the hypothetical initial index value times 125% (the actual initial index value and index range will be determined on the pricing date). In this example, the Index must move by more than 25% in either direction from the hypothetical initial index value before we would not pay you a supplemental redemption amount.

Index Value	Index Return	Supplemental Redemption Amount	Payment At Maturity	Return on Notes
400	100.00%	$0.00	$10.00	0.00%
300	50.00%	$0.00	$10.00	0.00%
280	40.00%	$0.00	$10.00	0.00%
250	25.00%	$2.50	$12.50	25.00%
232	16.00%	$1.60	$11.60	16.00%
224	12.00%	$1.20	$11.20	12.00%
216	8.00%	$0.80	$10.80	8.00%
208	4.00%	$0.40	$10.40	4.00%
200	0.00%	$0.00	$10.00	0.00%
192	-4.00%	$0.40	$10.40	4.00%
184	-8.00%	$0.80	$10.80	8.00%
176	-12.00%	$1.20	$11.20	12.00%
168	-16.00%	$1.60	$11.60	16.00%
150	-25.00%	$2.50	$12.50	25.00%
120	-40.00%	$0.00	$10.00	0.00%
100	-50.00%	$0.00	$10.00	0.00%
0	-100.00%	$0.00	$10.00	0.00%

At maturity, the notes will pay at least 100% of the principal amount and have the potential to pay a supplemental redemption amount based on the value of the Index at the end of the observation period if the Index has remained within the index range throughout the entire observation period.

April 2007	Page 6

Protected Absolute Return Barrier Notes
Based on the Value of the PHLX Housing SectorSM Index

The following payment examples illustrate the potential returns on the notes at maturity based on the table above.

Payment Example 1

The level of the Index increases by 12% from the hypothetical initial index value of 200 to a final index value of 224, and the index value remains within the index range at all times throughout the observation period. Accordingly, the supplemental redemption amount is equal to:

$10.00 x absolute value of [(224 – 200) / 200] = $1.20

Payment Example 2

The level of the Index decreases by 10% from the hypothetical initial index value of 200 to a final index value of 180, and the index value remains within the index range at all times throughout the observation period. Accordingly, the supplemental redemption amount is equal to:

$10.00 x absolute value of [(180 – 200) / 200] = $1.00

Payment Example 3

The index value moves outside the index range at any time on any day during the observation period. Because the index value has moved outside the index range, the supplemental redemption amount is equal to $0, and the payment at maturity is equal to only $10 per $10 stated principal amount regardless of the final index value.

April 2007	Page 7

Protected Absolute Return Barrier Notes
Based on the Value of the PHLX Housing SectorSM Index

Risk Factors

The notes are financial instruments that are suitable only for investors who are capable of understanding the complexities and risks specific to the notes. Accordingly, investors should consult their own financial and legal advisors as to the risks entailed by an investment in the notes and the suitability of such notes in light of the investor’s particular circumstances.

The following is a non-exhaustive list of certain key risk factors for investors in the notes. For a complete list of risk factors, please see the accompanying preliminary pricing supplement.

Structure Specific Risk Factors
■	The notes do not pay interest. Because the supplemental redemption amount may equal zero, the return on an investment in the notes may be zero and, therefore, less than the amount that would be paid on an ordinary debt security. The notes have been designed for investors who are willing to forgo market floating interest rates in exchange for a supplemental redemption amount, if any, based on the closing value of the Index on the index valuation date and on whether the value of the Index remains within the index range throughout the observation period.
■	No guarantee of supplemental redemption amount. If at any time on any day during the observation period the value of the Index is outside the index range, no supplemental redemption amount will be paid and investors will receive only the principal amount of their investment at maturity.
■	Appreciation potential is limited. The appreciation potential of the notes is limited by the maximum payment at maturity of $12.40 to $12.60 per note, or 124% to 126% of the stated principal amount. In no event will the supplemental redemption amount exceed $2.40-$2.60 because if the final index value is less than 74%-76% or greater than 124%-126% of the initial index value, the Index will have moved outside the index range and your supplemental redemption amount will equal $0.
■	Market value of notes may decline. If at any time on any day during the observation period the value of the Index is outside the index range, the market value of each note will decline below the stated principal amount and will no longer be linked to the value of the Index. If you try to sell your notes on the secondary market prior to maturity in these circumstances, you will receive less than the stated principal amount for each note.
Index Specific Risks Factors
■	Adjustments to the Index could adversely affect the value of the notes. The publisher of the Index may add, delete or substitute the stocks constituting the Index or make other methodological changes that could change the value of the Index. The publisher of the Index may discontinue or suspend calculation or publication of the Index at any time. Any of these actions could adversely affect the value of the notes. Where the Index is discontinued, the calculation agent will have the sole discretion to substitute a successor index that is comparable to the discontinued underlying index and is not precluded from considering indices that are calculated and published by the calculation agent or any of its affiliates.
Secondary Market Specific Risk Factors
■	Market price influenced by many unpredictable factors. Several factors will influence the value of the notes in the secondary market and the price at which MS & Co. may be willing to purchase or sell the notes in the secondary market, including the value and volatility of the Index, the dividend yield of the component securities of the Index, whether the value of the Index has been outside the index range at any time during the observation period, interest and yield rates, time remaining to maturity, geopolitical conditions and economic, financial, political and regulatory or judicial events and creditworthiness of the issuer.

April 2007	Page 8

Protected Absolute Return Barrier Notes
Based on the Value of the PHLX Housing SectorSM Index

■	Secondary trading may be limited. There may be little or no secondary market for the notes. The issuer will apply to list the notes on the AMEX under the symbol “HPD.” For a security to be listed on the AMEX, the AMEX requires, among other things, that there be 1 million units and 400 holders of such security. It is not possible to predict whether the notes will meet the requirements for listing or trade in the secondary market and we do not expect to announce whether or not the notes will meet those requirements prior to the pricing of the notes. Because it is not possible to predict whether the market for the notes will be liquid or illiquid, you should be willing to hold your notes to maturity.
■	Inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase notes in secondary market transactions will likely be lower than the original issue price, since the original issue price included, and secondary market prices are likely to exclude, commissions paid with respect to the notes, as well as the projected profit included in the cost of hedging the issuer’s obligations under the notes.
■	Hedging and trading activity could potentially affect the value of the notes. We expect that MS & Co. and other affiliates will carry out hedging activities related to the notes (and possibly to other instruments linked to the Index or its component stocks), including trading in the component stocks of the Index as well as in other instruments related to the Index. Any of these hedging or trading activities during the term of the notes could potentially affect the value of the Index, including the final index value and whether the Index is outside the index range at any time during the observation period and, accordingly, the amount of cash investors will receive at maturity.
Other Risk Factors
■	Economic interests of the calculation agent may be potentially adverse to the investors. The calculation agent is an affiliate of the issuer. Any determinations made by the calculation agent may affect the payout to investors at maturity.
■	Not equivalent to investing in the Index. Investing in the notes is not equivalent to investing in the Index or its component stocks. Investors in the notes will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to stocks that constitute the Index.
■	Issuer’s credit ratings may affect the market value. Investors are subject to the credit risk of the issuer. Any decline in the issuer’s credit ratings may affect the market value of the notes.
■

The notes will be treated as “contingent payment debt instruments”. You should read the discussion herein and the discussion under “United States Federal Income Taxation” in the accompanying preliminary pricing supplement (together the “Tax Disclosure Sections”) concerning the U.S. federal income tax consequences of investing in the notes.

The notes will be treated as “contingent payment debt instruments” for U.S. federal income taxpurposes. Under this treatment, if you are a U.S. taxable investor, you will generally be subject toannual income tax based on the comparable yield of the notes even though no stated interest will bepaid on the notes. In addition, any gain recognized by U.S. taxable investors on the sale orexchange, or at maturity, of the notes generally will be treated as ordinary income.Non-U.S. investors should note the discussions in the Tax Disclosure Sections regarding thepossibility of withholding.

April 2007	Page 9

Protected Absolute Return Barrier Notes
Based on the Value of the PHLX Housing SectorSM Index

Information about the Underlying Index

PHLX Housing SectorSM Index
The PHLX Housing SectorSM Index, which is calculated, maintained and published by the Philadelphia Stock Exchange, Inc., is a modified capitalization weighted index composed of twenty-one companies whose primary lines of business are directly associated with the United States housing construction market. The PHLX Housing SectorSM Index encompasses residential builders, suppliers of aggregate, lumber and other construction materials, manufactured housing and mortgage insurers. The Philadelphia Stock Exchange, Inc. split the level of the PHLX Housing SectorSM Index in half on February 1, 2006. For additional information about the PHLX Housing SectorSM Index, see the information set forth under “Description of Notes—PHLX Housing SectorSM Index” in the accompanying preliminary pricing supplement.

License Agreement between Philadelphia Stock Exchange, Inc. and Morgan Stanley. “PHLX Housing SectorSM” and “HGXSM” are service marks of the Philadelphia Stock Exchange, Inc. and have been licensed for use by MS & Co. and its affiliates. See “Description of Notes—License Agreement between PHLX and Morgan Stanley” in the accompanying preliminary pricing supplement.

Historical Information

The following table presents the published high, low and end-of-quarter index closing values of the Index for each quarter in the period from July 3, 2002 through March 21, 2007. The index closing value of the Index on March 21, 2007 was 231.90. The issuer obtained the index closing values and other information below from Bloomberg Financial Markets, without independent verification. You should not take the historical values of the Index as an indication of future performance.

	High	Low	Period End
2002
Third Quarter (commencing from July 3, 2002)	140.82	105.39	105.74
Fourth Quarter	116.72	92.92	112.39
2003
First Quarter	117.83	100.28	107.47
Second Quarter	149.35	109.12	140.42
Third Quarter	156.24	138.01	152.73
Fourth Quarter	185.63	159.20	183.18
2004
First Quarter	202.93	174.65	200.32
Second Quarter	201.26	172.29	190.65
Third Quarter	203.99	178.12	203.99
Fourth Quarter	234.66	185.99	234.66
2005
First Quarter	259.10	223.55	239.27
Second Quarter	272.02	226.38	266.04
Third Quarter	293.03	256.31	269.20
Fourth Quarter	270.77	232.87	259.04
2006
First Quarter	280.33	249.27	266.08
Second Quarter	275.09	202.65	215.60
Third Quarter	215.54	190.01	208.57
Fourth Quarter	238.96	206.72	235.50
2007
First Quarter (through March 21, 2007)	255.05	219.96	231.90

April 2007	Page 10